Stevens & Lee

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December 2, 2014

Ms. Melinda Hooker

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Request for extension by TODA International Holdings, Inc.

Dear Ms. Hooker:

As counsel to TODA International Holdings, Inc., I am writing with respect to your Nov. 19, 2014 letter to the Company (the “Comment Letter”) of the Commission Staff relating to the recent Form 20-F filing of the Company.

We hereby respectfully request a further extension to respond to the comments set forth in the Comment Letter until the close of business on Dec. 17, 2014. Certain responses and amendments to the filings are currently under review by the Company’s independent auditors. We anticipate that they will conclude their review shortly.

Thank you for your attention to this matter.

STEVENS & LEE

/s/ William W. Uchimoto
William W. Uchimoto

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